Exhibit 99.5

NEWS RELEASE

(All dollar amounts expressed in US dollars unless otherwise noted)

Great Panther Reports Third Quarter 2020 Financial Results, Including Record Net Income of $19 Million and Closing Cash of $67 Million

Vancouver – November 5, 2020 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”) reports unaudited consolidated financial results for the third quarter of 2020 (Q3 2020) from its three wholly owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (GMC) in Mexico.

Great Panther will host a conference call and live webcast to discuss the results at 9.00am PST/12.00pm EST today, November 5, 2020. Dial-in and login details are provided at the end of this news release.

Great Panther President and CEO Rob Henderson commented: “We delivered a solid quarter of steady state operations at all of our mines in Q3 2020, despite the challenges of managing COVID-19. Strong gold and silver prices and continued improvement of our AISC translated to record financial results and continued to strengthen the balance sheet. We are well positioned to meet our full-year production and cost guidance while maintaining the highest health and safety protocols for our teams in Brazil, Mexico and Peru.”

Q3 2020 Highlights

Financial

•	Revenue of $77.0 million, representing an 8% increase over Q3 2019
•	Record net income of $18.6 million ($0.05 per share)
•	Record mine operating earnings before non-cash items[1] of $42.1 million ($0.12 per share)
•	Record adjusted EBITDA[1] of $34.9 million
•	Record cash flow from operating activities of $19.7 million ($0.06 per share)
•	AISC excluding corporate G&A of $1,023 per gold ounce (oz) sold[1]
•	Cash and cash equivalents at September 30, 2020 of $66.6 million

Operational

•	Production of 39,788 gold equivalent ounces (Au eq oz)[2]

1	Throughout this news release and the accompanying Management’s Discussion and Analysis for the period ended September 30, 2020 (the “Q3 2020 MD&A”), Great Panther has included the non-Generally Accepted Accounting Principles (“non-GAAP”) performance measures cash costs per gold oz sold, cash costs per payable silver oz, all-in sustaining costs (“AISC”) per gold oz sold excluding corporate general and administrative (“G&A”) expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings before non-cash items, cost of sales before non-cash items, adjusted earnings before interest, taxes depreciation and amortization (“adjusted EBITDA”), adjusted net loss and adjusted net loss per share. Refer to the Non-GAAP Measures section of the Q3 2020 MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with International Financial Reporting Standards (“IFRS”). As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
2	Gold equivalent ounces are referred to throughout this document. For 2020, Au eq oz were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0. 0006412 and 1:0. 0007554 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Au eq oz for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	1

Corporate

•	Publication of inaugural Sustainability Report

For Q3 2020, Great Panther reported records for mine operating earnings before non-cash items, net income, adjusted EBITDA, and cash flow from operating activities as a result of the rise in gold and silver prices. For the quarter, the average realized gold and silver prices were $1,907 and $26.07 per oz, respectively.

COVID-19 Response

Great Panther has developed and implemented robust COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the regulatory agencies of each country in which it operates to ensure a safe work environment. These plans include mandatory medical screening and testing on arrival at site, requirements to report infection or contact with those infected, restrictions on international travel and any non-essential domestic travel, alternative work arrangements, hygiene precautions and physical distancing practices, among others. Specific areas have been prepared for the isolation, testing and care of employees showing COVID-19 symptoms. Increased cleaning and sanitizing procedures have been introduced, especially for frequently visited areas. Training campaigns to educate all employees and contractors, their families and local communities on preventive measures and hygiene best practices continue regularly.

Additional information regarding Great Panther’s COVID-19 response plan, preventive measures taken to date and the potential impact on operations are available in the Q3 2020 Management’s Discussion and Analysis (“MD&A”), available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

Operating Highlights

	Q3 2020	Q3 2019	Change	Nine months ended September 30, 2020	Nine months ended September 30, 2019[1]	Change
Total material mined – Tucano (tonnes)	5,687,291	6,908,097	-18%	18,877,807	13,486,171	40%
Ore mined – Tucano (tonnes)	381,865	548,082	-30%	1,199,557	1,186,788	1%
Ore mined – Mexico (tonnes)[2]	65,505	65,372	0%	156,996	198,034	-21%
Tonnes milled – Tucano	823,353	747,498	10%	2,457,187	1,660,347	48%
Tonnes milled – Mexico (excluding custom milling)[2]	65,393	65,762	-1%	158,894	199,303	-20%
Tonnes milled – consolidated operations (excluding custom milling)	888,746	813,260	9%	2,616,081	1,859,650	41%
Plant gold head grade (g/t) – Tucano	1.31	1.62	-19%	1.30	1.45	-10%
Plant head grade (g/t Ag eq) – Mexico[2]	311	373	-17%	316	346	-9%
Gold oz produced – Tucano	31,803	36,317	-12%	93,400	71,380	31%
Gold oz produced – consolidated operations	34,031	39,651	-14%	99,329	81,405	22%
Au eq oz produced[3]	39,788	47,374	-16%	113,054	102,156	11%
Gold oz sold	35,179	43,025	-18%	99,063	81,064	22%
Au eq oz sold[2]	40,489	50,118	-19%	112,029	100,121	12%
Cash costs per gold oz sold – Tucano[3]	$804	$1,063	-24%	$839	$1,006	-17%
AISC per gold oz sold – Tucano[3]	$1,061	$1,327	-20%	$1,209	$1,268	-5%
Cash costs per gold oz sold[4]	$712	$1,014	-30%	$808	$976	-17%
AISC per gold oz sold, excluding corporate G&A3	$1,023	$1,310	-22%	$1,221	$1,272	-4%
AISC per gold oz sold[3]	$1,123	$1,377	-18%	$1,331	$1,378	-3%

1	The comparative data presented for the nine months ended September 30, 2019 is for the period from March 5, 2019 to September 30, 2019, the period for which the Company owned Tucano following the acquisition of Beadell.
2	Includes Topia and the GMC.
3	Gold equivalent oz are referred to throughout this document. For 2020, Au eq oz were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0. 0006412 and 1:0. 0007554 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Au eq oz for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.
4	Throughout this news release and the accompanying Q3 2020 MD&A, Great Panther has included the non-GAAP performance measures cost per tonne milled, cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings before non-cash items, cost of sales before non-cash items, adjusted EBITDA, and adjusted net loss. Refer to the Non-GAAP Measures section of the Q3 2020 MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3

Financial Highlights

(in thousands, except per oz, per share and exchange rate figures)	Q3 2020	Q3 2019	Change	Nine months ended September 30, 2020	Nine months ended September 30, 2019[1]	Change
Revenue	$77,019	$71,002	8%	$192,097	$132,974	44%
Mine operating earnings before non-cash items[2]	$42,071	$19,208	119%	$92,075	$33,427	175%
Mine operating earnings	$31,892	$7,472	327%	$61,723	$11,891	419%
Net income (loss)	$18,635	$(9,171)	303%	$(13,277)	$(62,955)	79%
Adjusted net income (loss)[1]	$12,540	$(920)	1,463%	$16,422	$(14,859)	211%
Adjusted EBITDA[2]	$34,934	$12,909	171%	$71,507	$13,255	439%
Cash flow from operating activities	$19,661	$20,011	-2%	$50,917	$6,002	748%
Cash and short-term deposits at end of period	$66,648	$27,275	144%	$66,648	$27,275	144%
Net working capital at end of period	$24,996	$12,752	96%	$24,996	$12,752	96%
Earnings (loss) per share – basic	$0.05	$(0.03)	267%	$(0.04)	$(0.24)	83%
Earnings (loss) per share – diluted	$0.05	$(0.03)	267%	$(0.04)	$(0.24)	83%
Average realized gold price per oz3	$1,907	$1,460	31%	$1,751	$1,388	26%
Average realized silver price per oz3	$26.07	$17.68	47%	$20.33	$15.98	27%
Brazilian real (BRL)/USD	$5.38	$3.97	36%	$5.08	$3.89	31%
Mexican peso (MXN)/USD	$21.77	$19.43	12%	$21.68	$19.26	13%

1	The comparative data presented for the nine months ended September 30, 2019 is for the period from March 5, 2019 to September 30, 2019, the period for which the Company owned Tucano following the acquisition of Beadell.
2	The Company has included the non-GAAP performance measures mine operating earnings before non-cash items, adjusted EBITDA, and adjusted net income (loss) throughout this news release and the accompanying Q3 2020 MD&A. Refer to the Non-GAAP Measures section of the Q3 2020 MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
3	Average realized gold and silver prices are prior to smelting and refining charges.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	4

Outlook

On a consolidated basis, Great Panther is on track to meet 2020 guidance of 146,000 to 158,000 gold equivalent ounces at AISC of $1,150 to $1,250 per ounce of gold sold. At the GMC, AISC for the nine months ended September 30, 2020 was $18.21 per payable silver ounce, and full-year AISC is therefore expected to exceed guidance. This is not expected to have a significant impact on consolidated AISC.

	Tucano[1]	Topia[2]	GMC[2]	Consolidated
Gold production (oz)[3]	120,000-130,000	–	–	120,000-130,000
Silver eq production (oz)[4]	–	1,200,000-1,300,000	1,200,000-1,300,000	2,400,000-2,600,000
Gold eq production (oz)	120,000-130,000	13,000-14,000	13,000-14,000	146,000-158,000
Cash costs ($/oz sold)	$900-$1,000	$15-16	$9-10	$900-1,000
AISC ($/oz sold)	$1,150-1,250	$21-22	$13-14	$1,150-1,250

1	Tucano costs are presented per gold ounce sold. Cash cost and AISC guidance for Tucano is based on an estimated BRL/USD foreign exchange rate of 5.20. Actual results will differ.
2	Topia and GMC costs are presented per silver payable ounce. Cash cost and AISC guidance for Topia and the GMC is based on an estimated MXN/USD foreign exchange rate of 21.75. Actual results will differ. AISC for Topia and the GMC includes fixed costs incurred during the mandatory shutdowns in April and May of 2020 related to COVID-19.
3	Gold equivalent ounces are calculated using a 1:90 Au:Ag ratio. Figures are rounded.
4	Silver equivalent ounces for 2020 are calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.05770751 and 1:0.06798419 for the price/ounce of silver to price/pound of lead and zinc, respectively.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	5

Refer to the Q3 2020 MD&A for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019 and the Q3 2020 MD&A can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the Q3 2020 MD&A.

WEBCAST AND CONFERENCE CALL

A conference call and webcast will be held today, November 5, 2020, at 9.00 am PDT/12.00 pm EDT. Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Vancouver:	+ 1 604 638 5340
U.S. and Canada toll-free:	+ 1 800 319 4610
International toll:	+ 1 604 638 5340

A replay of the webcast will be available on the webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling the numbers below using the replay access code 5384.

Vancouver:	+ 1 604 638 9010
U.S. and Canada toll-free:	+ 1 800 319 6413
International Toll:	+ 1 604 638 9010

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: + 1 778 899 0518

mobile: + 1 236 558 4485

email: mbrown@greatpanther.com

web: www.greatpanther.com

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	6

TECHNICAL INFORMATION

Scientific and technical information contained in this news release have been reviewed and approved by Neil Hepworth, Chartered Engineer UK Chief Operating Officer, a Qualified Person, as the term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding: (i) expectations of the Company’s production and cost guidance, ability to meet its production and cost guidance under the heading “Outlook” and the impact of the GMC AISC on the consolidated AISC in the news release; (ii) expectation the Company will be able to maintain lower AISC and strengthen its balance sheet; and (iii) the Company's plans to pursue acquisition opportunities to complement its existing portfolio.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the assumptions underlying the Company’s Outlook of production and cost guidance continuing to be accurate; continued operations at all three of the Company’s mines for the balance of 2020 without significant interruption due to COVID-19 or any other reason; continued operations at Tucano in accordance with the Company’s mine plan, including the expectations regarding the ongoing geotechnical control of Urucum Central South (“UCS”) where mining re-started in the last week of October; the accuracy of the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19; international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner, including the granting of permits for Jolula TSF in time to prevent interruption to operations, the sufficiency of the Company’s tailing storage facilities; the Topia TSF can be remediated as planned; management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company; management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss; conditions in the financial markets; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the accuracy of the geological, operational and price and exchange rate assumptions on which the production and cost guidance is based; operations not being disrupted by issues such as mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; the Company’s expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the estimates or mineral reserves and mineral resources or its future mining plans; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company’s ability to operate as anticipated, including the risk of an unplanned partial or full shutdown of the Company’s mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance; the inherent risk that estimates of mineral reserves and resources may not be accurate and accordingly that mine production will not be as estimated or predicted; as the Company’s mines do not have established mineral reserves, except for Tucano, the Company faces higher risks that anticipated rates of production and production costs, such as those provided above under the heading “Outlook”, will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; even though the geotechnical consultant have approved the restart of mining the UCS pit in the last week of October, there is no assurance that the Company will be able to continue mining and be able to access the UCS mineral reserves which may adversely impact the Company’s production plans and future revenues; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability; planned exploration activities may not result in conversion of existing mineral resources into mineral reserves or discovery of new mineral resources; potential political and social risks involving Great Panther’s operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; employee and contractor relations; relationships with, and claims by, local communities; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner, including the granting of permits for Jolula TSF in time which if not granted could result in an interruption to operations; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; the inability to continue mining in the UCS pit at Tucano and operate the Topia TSF as planned; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company’s inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company’s inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities; and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	7

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	8